UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


EAST WEST BANCORP INC. Common Stock
49338N109


Item 1.	a.	East West Bancorp, Inc.
		b.	135 N. Los Robles Ave., 7th Floor
			Pasadena, California 91101

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	27579R107

Item 3.	Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.	a.	628,750
		b.	1.0%
		c.	1.	628,750
			2.	      0
			3.	628,750
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A